

D90/COMP SEC/CW
01 June 2005



Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
192
SECTION

Dear Sirs

SUPPL

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st February 2005 to the 13th May 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 1st February 2005 to the 13th May 2005.

1. Announcement dated 1st February 2005 regarding Director Shareholding
2. Announcement dated 1st February 2005 regarding Transaction in Own Shares
3. Announcement dated 2nd February 2005 regarding Transaction in Own Shares
4. Announcement dated 3rd February 2005 regarding Holding(s) in Company
5. Announcement dated 3rd February 2005 regarding Transaction in Own Shares
6. Announcement dated 7th February 2005 regarding Transaction in Own Shares
7. Announcement dated 8th February 2005 regarding Transaction in Own Shares
8. Announcement dated 8th February 2005 regarding FRN Variable Rate Fix
9. Announcement dated 9th February 2005 regarding Holding(s) in Company
10. Announcement dated 9th February 2005 regarding Transaction in Own Shares
11. Announcement dated 10th February 2005 regarding Transaction in Own Shares
12. Announcement dated 14th February 2005 regarding Transaction in Own Shares
13. Announcement dated 16th February 2005 regarding Transaction in Own Shares
14. Announcement dated 17th February 2005 regarding Transaction in Own Shares.
15. Announcement dated 21st February 2005 regarding Transaction in Own Shares.
16. Announcement dated 22nd February 2005 regarding Transaction in Own Shares.
17. Announcement dated 23rd February 2005 regarding Transaction in Own Shares.

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



18. Announcement dated 24th February 2005 regarding Director Shareholding.
19. Announcement dated 25th February 2005 regarding Director Shareholding
20. Announcement dated 25th February 2005 regarding Transaction in Own Shares.
21. Announcement dated 28th February 2005 regarding Transaction in Own Shares.
22. Announcement dated 1st March 2005 regarding Boots Trading Update
23. Announcement dated 3rd March 2005 regarding Transaction in Own Shares.
24. Announcement dated 4th March 2005 regarding Holding(s) in Company.
25. Announcement dated 4th March 2005 regarding Transaction in Own Shares.
26. Announcement dated 7th March 2005 regarding Director Shareholding
27. Announcement dated 8th March 2005 regarding Transaction in Own Shares.
28. Announcement dated 10th March 2005 regarding Transaction in Own Shares.
29. Announcement dated 14th March 2005 regarding Boots Management Change
30. Announcement dated 14th March 2005 regarding Transaction in Own Shares.
31. Announcement dated 16th March 2005 regarding Transaction in Own Shares.
32. Announcement dated 17th March 2005 regarding Transaction in Own Shares.
33. Announcement dated 21st March 2005 regarding Transaction in Own Shares.
34. Announcement dated 22nd March 2005 regarding Transaction in Own Shares.
35. Announcement dated 23rd March 2005 regarding Director Shareholding
36. Announcement dated 23rd March 2005 regarding Transaction in Own Shares.
37. Announcement dated 24th March 2005 regarding Director Shareholding
38. Announcement dated 24th March 2005 regarding Transaction in Own Shares.
39. Announcement dated 31st March 2005 regarding Notice of Share Buyback
40. Announcement dated 5th April 2005 regarding Director Shareholding
41. Announcement dated 5th April 2005 regarding Director Shareholding
42. Announcement dated 7th April 2005 regarding Trading & Corp. Dev. Update
43. Announcement dated 7th April 2005 regarding Transaction in Own Shares.
44. Announcement dated 11th April 2005 regarding Transaction in Own Shares.
45. Announcement dated 12th April 2005 regarding Change of Adviser
46. Announcement dated 12th April 2005 regarding Holding(s) in Company
47. Announcement dated 12th April 2005 regarding Transaction in Own Shares.
48. Announcement dated 13th April 2005 regarding Transaction in Own Shares.
49. Announcement dated 14th April 2005 regarding Holding(s) in Company
50. Announcement dated 14th April 2005 regarding Transaction in Own Shares.
51. Announcement dated 15th April 2005 regarding Transaction in Own Shares.
52. Announcement dated 18th April 2005 regarding Holding(s) in Company

Continued ...

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



53. Announcement dated 18th April 2005 regarding Transaction in Own Shares
54. Announcement dated 18th April 2005 regarding FRN Variable Rate Fix
55. Announcement dated 19th April 2005 regarding Holding(s) in Company
56. Announcement dated 19th April 2005 regarding Transaction in Own Shares.
57. Announcement dated 20th April 2005 regarding Transaction in Own Shares.
58. Announcement dated 21st April 2005 regarding Transaction in Own Shares.
59. Announcement dated 22nd April 2005 regarding Transaction in Own Shares.
60. Announcement dated 25th April 2005 regarding Director Shareholding
61. Announcement dated 25th April 2005 regarding Transaction in Own Shares.
62. Announcement dated 26th April 2005 regarding Transaction in Own Shares.
63. Announcement dated 27th April 2005 regarding Transaction in Own Shares.
64. Announcement dated 28th April 2005 regarding Transaction in Own Shares.
65. Announcement dated 29th April 2005 regarding Director Shareholding
66. Announcement dated 29th April 2005 regarding Transaction in Own Shares.
67. Announcement dated 3rd May 2005 regarding Transaction in Own Shares.
68. Announcement dated 4th May 2005 regarding Transaction in Own Shares.
69. Announcement dated 5th May 2005 regarding Transaction in Own Shares.
70. Announcement dated 6th May 2005 regarding Transaction in Own Shares.
71. Announcement dated 9th May 2005 regarding Transaction in Own Shares.
72. Announcement dated 10th May 2005 regarding Transaction in Own Shares.
73. Announcement dated 11th May 2005 regarding Transaction in Own Shares.
74. Announcement dated 12th May 2005 regarding Transaction in Own Shares.
75. Announcement dated 13th May 2005 regarding Transaction in Own Shares.

Documents filed by Boots Group PLC with the Registrar of Companies from 7th March 2005 to the 6th May 2005.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 7th March 2005).
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 4th April 2005).
3. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 4th May 2005).
4. One form 288c Change of Particulars for director.

Continued ...



Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111



D90/COMP SEC/CW
08 June 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA


SEC MAIL
PROCESSING
RECEIVED
JUN 1 0 2005
WASH, D.C.
192
SECTION

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st February 2005 to the 13th May 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 1st February 2005 to the 13th May 2005.

1. Announcement dated 1st February 2005 regarding Director Shareholding
2. Announcement dated 1st February 2005 regarding Transaction in Own Shares
3. Announcement dated 2nd February 2005 regarding Transaction in Own Shares
4. Announcement dated 3rd February 2005 regarding Holding(s) in Company
5. Announcement dated 3rd February 2005 regarding Transaction in Own Shares
6. Announcement dated 7th February 2005 regarding Transaction in Own Shares
7. Announcement dated 8th February 2005 regarding Transaction in Own Shares
8. Announcement dated 8th February 2005 regarding FRN Variable Rate Fix
9. Announcement dated 9th February 2005 regarding Holding(s) in Company
10. Announcement dated 9th February 2005 regarding Transaction in Own Shares
11. Announcement dated 10th February 2005 regarding Transaction in Own Shares
12. Announcement dated 14th February 2005 regarding Transaction in Own Shares
13. Announcement dated 16th February 2005 regarding Transaction in Own Shares
14. Announcement dated 17th February 2005 regarding Transaction in Own Shares.
15. Announcement dated 21st February 2005 regarding Transaction in Own Shares.
16. Announcement dated 22nd February 2005 regarding Transaction in Own Shares.
17. Announcement dated 23rd February 2005 regarding Transaction in Own Shares.



18. Announcement dated 24th February 2005 regarding Director Shareholding.
19. Announcement dated 25th February 2005 regarding Director Shareholding
20. Announcement dated 25th February 2005 regarding Transaction in Own Shares.
21. Announcement dated 28th February 2005 regarding Transaction in Own Shares.
22. Announcement dated 1st March 2005 regarding Boots Trading Update
23. Announcement dated 3rd March 2005 regarding Transaction in Own Shares.
24. Announcement dated 4th March 2005 regarding Holding(s) in Company.
25. Announcement dated 4th March 2005 regarding Transaction in Own Shares.
26. Announcement dated 7th March 2005 regarding Director Shareholding
27. Announcement dated 8th March 2005 regarding Transaction in Own Shares.
28. Announcement dated 10th March 2005 regarding Transaction in Own Shares.
29. Announcement dated 14th March 2005 regarding Boots Management Change
30. Announcement dated 14th March 2005 regarding Transaction in Own Shares.
31. Announcement dated 16th March 2005 regarding Transaction in Own Shares.
32. Announcement dated 17th March 2005 regarding Transaction in Own Shares.
33. Announcement dated 21st March 2005 regarding Transaction in Own Shares.
34. Announcement dated 22nd March 2005 regarding Transaction in Own Shares.
35. Announcement dated 23rd March 2005 regarding Director Shareholding
36. Announcement dated 23rd March 2005 regarding Transaction in Own Shares.
37. Announcement dated 24th March 2005 regarding Director Shareholding
38. Announcement dated 24th March 2005 regarding Transaction in Own Shares.
39. Announcement dated 31st March 2005 regarding Notice of Share Buyback
40. Announcement dated 5th April 2005 regarding Director Shareholding
41. Announcement dated 5th April 2005 regarding Director Shareholding
42. Announcement dated 7th April 2005 regarding Trading & Corp. Dev. Update
43. Announcement dated 7th April 2005 regarding Transaction in Own Shares.
44. Announcement dated 11th April 2005 regarding Transaction in Own Shares.
45. Announcement dated 12th April 2005 regarding Change of Adviser
46. Announcement dated 12th April 2005 regarding Holding(s) in Company
47. Announcement dated 12th April 2005 regarding Transaction in Own Shares.
48. Announcement dated 13th April 2005 regarding Transaction in Own Shares.
49. Announcement dated 14th April 2005 regarding Holding(s) in Company
50. Announcement dated 14th April 2005 regarding Transaction in Own Shares.
51. Announcement dated 15th April 2005 regarding Transaction in Own Shares.
52. Announcement dated 18th April 2005 regarding Holding(s) in Company

Continued ...

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111



53. Announcement dated 18th April 2005 regarding Transaction in Own Shares
54. Announcement dated 18th April 2005 regarding FRN Variable Rate Fix
55. Announcement dated 19th April 2005 regarding Holding(s) in Company
56. Announcement dated 19th April 2005 regarding Transaction in Own Shares.
57. Announcement dated 20th April 2005 regarding Transaction in Own Shares.
58. Announcement dated 21st April 2005 regarding Transaction in Own Shares.
59. Announcement dated 22nd April 2005 regarding Transaction in Own Shares.
60. Announcement dated 25th April 2005 regarding Director Shareholding
61. Announcement dated 25th April 2005 regarding Transaction in Own Shares.
62. Announcement dated 26th April 2005 regarding Transaction in Own Shares.
63. Announcement dated 27th April 2005 regarding Transaction in Own Shares.
64. Announcement dated 28th April 2005 regarding Transaction in Own Shares.
65. Announcement dated 29th April 2005 regarding Director Shareholding
66. Announcement dated 29th April 2005 regarding Transaction in Own Shares.
67. Announcement dated 3rd May 2005 regarding Transaction in Own Shares.
68. Announcement dated 4th May 2005 regarding Transaction in Own Shares.
69. Announcement dated 5th May 2005 regarding Transaction in Own Shares.
70. Announcement dated 6th May 2005 regarding Transaction in Own Shares.
71. Announcement dated 9th May 2005 regarding Transaction in Own Shares.
72. Announcement dated 10th May 2005 regarding Transaction in Own Shares.
73. Announcement dated 11th May 2005 regarding Transaction in Own Shares.
74. Announcement dated 12th May 2005 regarding Transaction in Own Shares.
75. Announcement dated 13th May 2005 regarding Transaction in Own Shares.

Documents filed by Boots Group PLC with the Registrar of Companies from 7th March 2005 to the 6th May 2005.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 7th March 2005).
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 4th April 2005).
3. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 4th May 2005).
4. One form 288c Change of Particulars for director.

Continued ...

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA



Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111



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COMPANY FILING HISTORY

Company Number: 04452715
Company Name: BOOTS GROUP PLC

Use the tick boxes to select documents from the list below.
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Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	288c	06/05/2005	DIRECTOR'S PARTICULARS CHANGED
	169	04/05/2005	£ IC 182930396/182755396 17/03/05 £ SR 700000@.25=175000
	169	04/05/2005	£ IC 183055396/182930396 09/03/05 £ SR 500000@.25=125000
	169	04/05/2005	£ IC 183205396/183055396 02/03/05 £ SR 600000@.25=150000
	169	04/05/2005	£ IC 183342896/183205396 24/02/05 £ SR 550000@.25=137500
	169	04/04/2005	£ IC 183692896/183342896 11/02/05 £ SR 1400000@.25=350000
	169	04/04/2005	£ IC 183830396/183692896 17/02/05 £ SR 550000@.25=137500
	169	04/04/2005	£ IC 183980396/183830396 07/02/05 £ SR 600000@.25=150000
	169	07/03/2005	£ IC 184149146/183980396 27/01/05 £ SR 675000@.25=168750
	169	07/03/2005	£ IC 184399146/184149146 04/02/05 £ SR 1000000@.25=250000
	169	07/03/2005	£ IC 184724146/184399146 01/02/05 £ SR 1300000@.25=325000
	169	14/01/2005	£ IC 184874146/184724146 09/12/04 £ SR 600000@.25=150000
	169	14/01/2005	£ IC 185011646/184874146 15/12/04 £ SR 550000@.25=137500
	169	07/01/2005	£ IC 185111646/185011646 03/12/04 £ SR 400000@.25=100000
	169	07/01/2005	£ IC 185349146/185111646 23/11/04 £ SR 950000@.25=237500
	169	07/01/2005	£ IC 185486646/185349146

4 x 169 filed 4/5/05.

3 x 169 filed 4/4/05.

3 x 169 filed 7/3/05.

From: 15 Jan 05
To: 6 May 05


SEC MAIL
RECEIVED
PROCESSING
JUN 1 ? 2005
SECTION
WASH, D.C.
192



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Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 31 Jan 2005
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[illegible]	[illegible]	[illegible]	[illegible]
17:08 13-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:00 12-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:53 11-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:56 10-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:50 09-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:55 06-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:52 05-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:19 04-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:55 03-May-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:49 29-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares

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Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 31 Jan 2005
to: 16 May 2005
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Time/Date	Code	Name	Headline
14:27 29-Apr-05	BOOT	Boots Group PLC	Director Shareholding
16:51 28-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:40 27-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:46 26-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:58 25-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
15:46 25-Apr-05	BOOT	Boots Group PLC	Director Shareholding
16:59 22-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:16 21-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:04 20-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:06 19-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares

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Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 31 Jan 2005
to: 16 May 2005
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Time/Date	Code	Name	Headline
14:09 19-Apr-05	BOOT	Boots Group PLC	Holding(s) in Company
17:25 18-Apr-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
16:48 18-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
11:56 18-Apr-05	BOOT	Boots Group PLC	Holding(s) in Company
17:04 15-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:38 14-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
14:37 14-Apr-05	BOOT	Boots Group PLC	Holding(s) in Company
17:28 13-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:50 12-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
11:56 12-Apr-05	BOOT	Boots Group PLC	Holding(s) in Company

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Name/code: Boots Group PLC

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

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Date from: 31 Jan 2005

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[illegible]	[illegible]	[illegible]	[illegible]
10:00 12-Apr-05	BOOT	Boots Group PLC	Change of Adviser
16:48 11-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:56 07-Apr-05	BOOT	Boots Group PLC	Transaction in Own Shares
07:00 07-Apr-05	BOOT	Boots Group PLC	Trading & Corp Dev Update
16:02 05-Apr-05	BOOT	Boots Group PLC	Director Shareholding
12:09 05-Apr-05	BOOT	Boots Group PLC	Director Shareholding
10:42 31-Mar-05	BOOT	Boots Group PLC	Notice of Share Buyback
16:59 24-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
10:41 24-Mar-05	BOOT	Boots Group PLC	Director Shareholding
17:18 23-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares

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Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
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Date from: 31 Jan 2005
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Time/Date	Code	Name	Headline
16:24 23-Mar-05	BOOT	Boots Group PLC	Director Shareholding
17:23 22-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:50 21-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:06 17-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:15 16-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:08 14-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
07:00 14-Mar-05	BOOT	Boots Group PLC	Boots Management Change
16:34 10-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
18:25 08-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
15:12 07-Mar-05	BOOT	Boots Group PLC	Director Shareholding

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Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 31 Jan 2005
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Time/Date	Code	Name	Headline
16:45 04-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
15:06 04-Mar-05	BOOT	Boots Group PLC	Holding(s) in Company
16:55 03-Mar-05	BOOT	Boots Group PLC	Transaction in Own Shares
07:00 01-Mar-05	BOOT	Boots Group PLC	Boots Trading Update
16:27 28-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:52 25-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
09:55 25-Feb-05	BOOT	Boots Group PLC	Director Shareholding
16:03 24-Feb-05	BOOT	Boots Group PLC	Director Shareholding
17:11 23-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:54 22-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares

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Market news search options

Name/code: Boots Group PLC
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 31 Jan 2005
to: 16 May 2005

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Your search returned 76 news announcements

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Time/Date	Code	Name	Headline
16:48 21-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:53 17-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:45 16-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:49 14-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:26 10-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:16 09-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
16:11 09-Feb-05	BOOT	Boots Group PLC	Holding(s) in Company
18:01 08-Feb-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
16:58 08-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:26 07-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares

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Name/code: Boots Group PLC

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 31 Jan 2005

to: 16 May 2005

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

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Time/Date	Code	Name	Headline
17:14 03-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
15:44 03-Feb-05	BOOT	Boots Group PLC	Holding(s) in Company
16:56 02-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
17:07 01-Feb-05	BOOT	Boots Group PLC	Transaction in Own Shares
13:23 01-Feb-05	BOOT	Boots Group PLC	Director Shareholding
~~16:49 31-Jan-05~~	~~BOOT~~	~~Boots Group PLC~~	~~Transaction in Own Shares~~

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:23 01-Feb-05
Number	0555I

On 1st February 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 42,550 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.16. This represents approximately 0.0057% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 42,550.

END

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WASH, D.C.
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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:07 01-Feb-05
Number	0781I

1st February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st February 2005, Boots Group PLC acquired 500,000 Ordinary shares in the company for cancellation. The price paid was 664.39p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 02-Feb-05
Number	1470I

2nd February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd February 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 665.7576p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:44 03-Feb-05
Number	1983I

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	106,393
BARCLAYS CAPITAL NOMINEES LIMI	260,128
BARCLAYS TRUST CO & OTHERS	32,255
BARCLAYS TRUST CO AS EXEC/ADM	11,300
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO R69	182,159
CHASE NOMINEES LTD 16376	423,041
CHASE NOMINEES LTD 21359	269,290
CIBC MELLON GLOBAL SECURITIES	14,026
INVESTORS BANK AND TRUST CO.	387,297
INVESTORS BANK AND TRUST CO.	326,159
INVESTORS BANK AND TRUST CO.	411,516
INVESTORS BANK AND TRUST CO.	965,581
INVESTORS BANK AND TRUST CO.	3,912,776
INVESTORS BANK AND TRUST CO	71,558
INVESTORS BANK AND TRUST CO	182,212
INVESTORS BANK AND TRUST CO.	8,642
INVESTORS BANK AND TRUST CO.	9,413
INVESTORS BANK AND TRUST CO.	56,385
INVESTORS BANK AND TRUST CO.	1,060,562
INVESTORS BANK AND TRUST CO.	9,606
INVESTORS BANK AND TRUST CO.	1,288,181
INVESTORS BANK AND TRUST CO.	196,507
INVESTORS BANK AND TRUST CO.	11,456
INVESTORS BANK AND TRUST CO.	134,612
JP MORGAN (BGI CUSTODY) 16331	244,173
JP MORGAN (BGI CUSTODY) 16338	49,[illegible]
JP MORGAN (BGI CUSTODY) 16341	429,124
JP MORGAN (BGI CUSTODY) 16342	56,446
JP MORGAN (BGI CUSTODY) 16400	4,120,465

JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 16409	374,287
JPMORGAN CHASE BANK	49,172
JPMORGAN CHASE BANK	80
JPMORGAN CHASE BANK	8,291
JPMORGAN CHASE BANK	23,081
JPMORGAN CHASE BANK	125,471
JPMORGAN CHASE BANK	147,521
JPMORGAN CHASE BANK	7,171
JPMORGAN CHASE BANK	95,969
JPMORGAN CHASE BANK	31,938
JPMORGAN CHASE BANK	94,492
JPMORGAN CHASE BANK	400,264
JPMORGAN CHASE BANK	84,092
JPMORGAN CHASE BANK	20,363
JPMORGAN CHASE BANK	6,422
MELLON TRUST -BOSTON & SF	50,745
MELLON TRUST -BOSTON & SF	113,585
MELLON TRUST OF NEW ENGLAND	63,208
MITSUBISHI TRUST INTERNATIONAL	4,950
NORTHERN TRUST BANK -BGI SEPA	16,853
NORTHERN TRUST BANK -BGI SEPA	70,557
NORTHERN TRUST BANK -BGI SEPA	81,137
R C GREIG NOMINEES LIMITED A/C BL1	61,998
R C GREIG NOMINEES LIMITED A/C CM1	13,829
R C GREIG NOMINEES LIMITED GP1 GP1	84,161
R C GREIG NOMINEES LIMITED SA1 SA1	20,589
REFLEX NOMINEES LIMITED	779
STATE STREET	12,853
STATE STREET	2,471
STATE STREET BOSTON	657,638
STATE STREET BOSTON	65,327
WELLS FARGO SEATTLE -WIRE BAN	13,477
ZEBAN NOMINEES LIMITed	111,737

	22,243,827

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 15p

10) Date of transaction

11) Date company informed

Received 3rd February 2005

12) Total holding following this notificatio

22,243,627

13) Total percentage holding of issued class ll wing this notification

3.02%

14) Any additional information

Notification received following holding reach 3%

15) Name of contact and telephone number for ries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company icial responsible for king this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....3rd February 2005

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:14 03-Feb-05
Number	2093I

3rd February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd February 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 669.5125p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:26 07-Feb-05
Number	3230I

7th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th February 2005, Boots Group PLC acquired 100,000 Ordinary shares in the company for cancellation. The price paid was 677.9964p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:58 08-Feb-05
Number	3773I

8th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th February 2005, Boots Group PLC acquired 350,000 Ordinary shares in the company for cancellation. The price paid was 682.8214p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	18:01 08-Feb-05
Number	2005020800

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 08-Aug-2008
ISSUE DATE: 07-Feb-2005
ISIN: XS0211429302

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 08-Feb-2005 TO 08-Aug-2005 HAS BEEN FIXED AT 0.287500 PCT.

DAY BASIS 181/360

INTEREST PAYABLE VALUE 08-Aug-2005 WILL AMOUNT TO JPY 144,549.00 PER JPY 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	16:11 09-Feb-05
Number	4266I

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	842,309
Chase Nominees Ltd	14,620,539
Citibank Nominees Ltd	378,400
Clydesdale Bank PLC	731,470
Euroclear	6,650
HSBC	719,754
Mellon Bank	931,301
Merrill Lynch	959,983
Northern Trust Company	670,191
Royal Trust Corp of Canada	185,952
State Street Nominees Limited	2,085,107
	22,131,656

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 9th February 2005

12) Total holding following this notification

22,131,656

13) Total percentage holding of issued class following this notification

3.0026%

14) Any additional information

Notification received following holding going above 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....9th February 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:16 09-Feb-05
Number	4352I

9th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th February 2005, Boots Group PLC acquired 650,000 Ordinary shares in the company for cancellation. The price paid was 682.9035p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:26 10-Feb-05
Number	4867I

10th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th February 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 684.1125p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:49 14-Feb-05
Number	5961I

14th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th February 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 691.0925p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:45 16-Feb-05
Number	7001I

16th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16h February 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 689.1625p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:53 17-Feb-05
Number	7570I

17th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th February 2005, Boots Group PLC acquired 100,000 Ordinary shares in the company for cancellation. The price paid was 688.6561p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 21-Feb-05
Number	8577I

21st February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st February 2005, Boots Group PLC acquired 100,000 Ordinary shares in the company for cancellation. The price paid was 685.0921p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:54 22-Feb-05
Number	9085I

22nd February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd February 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 678.4025p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:11 23-Feb-05
Number	9658I

23rd February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd February 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 671.1622p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:03 24-Feb-05
Number	0169J

On 24th February 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 48,306 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.14. This represents approximately 0.0065% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 48,306.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:55 25-Feb-05
Number	0380J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

688.5p

13) Date of transaction

18th February 2005

14) Date company informed

25th February 2005 (Notified by Administrators)

15) Total holding following this notification

179,700

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th February 2005.........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

688.5p

13) Date of transaction

18th February 2005

14) Date company informed

25th February 2005 (Notified by Administrators)

15) Total holding following this notification

185,442

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.... 25th February 2005.........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 25-Feb-05
Number	0765J

25th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th February 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 673.3523p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:27 28-Feb-05
Number	1374J

28th February 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th February 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 666.887p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Boots Trading Update
Released	07:00 01-Mar-05
Number	1555J

RNS Number:1555J
Boots Group PLC
01 March 2005

Trading Update

In its Q3 trading update the company indicated that Boots The Chemists operating profits for the year would be broadly in line with market expectations. Subdued consumer spending was expected but since then trading has deteriorated further.

This reflects the slow down in consumer spending across the High Street.
The company now expects full year operating profits for Boots The Chemists to be in the range £465 - 475m reflecting the poorer outlook and slightly higher operating costs.

A further update on trading will be provided in the pre-close statement in early April.

For further information please contact:

Investor Relations
Chris Laud
Tel: +44 (0) 115 968 7080
Mobile: +44 (0) 7811 460611

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

END

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots rating outlook cut to negative by Moody's after profit warning
Released	19:57 01-Mar-05
Number	195744.01032005

LONDON (AFX) -Moody's Investors Service said it changed its outlook on the A3 long-term senior unsecured rating of Boots Group PLC to negative from stable.

It said the outlook change follows the announcement that Boots had cut the operating profit forecast for the year to March for its core Boots The Chemist (BTC) business to 465-475 mln stg from the 490-500 mln indicated in its third quarter trading update in January.

Profitability over recent months has been negatively impacted by the combination of lower-than-expected turnover -- notwithstanding that footfall has been broadly stable -- and slightly higher operating costs, Moody's noted in a statement.

The ratings agency said the the outlook change reflects its concerns that the shortfall in profits and operating cash flow for the current financial year 'might foreshadow a delay in the recovery of the group's debt protection metrics to levels more consistent with its A3 rating, including an adjusted retained cash flow/adjusted debt ratio sustainably at levels of 20 pct or more.!

newsdesk@afxnews.com

/hjp

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots now sees BTC FY opg 465-475 mln stg vs 490-500 mln previously
Released	07:35 01-Mar-05
Number	073519.01032005

LONDON (AFX) - Boots Group PLC has cut its full-year operating profit forecast for its core Boots The Chemist business to 465-475 mln stg from the 490-500 mln stg forecast in its third-quarter trading update in January.

In January, the company said it expected consumer spending to remain subdued, but says now that 'trading has deteriorated further', adding that it has also incurred slightly higher operating costs.

tc



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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	ROUNDUP Boots blames profit warning on consumer slowdown
Released	12:54 01-Mar-05
Number	125433.01032005

LONDON (AFX) - Boots Group PLC, the health and beauty retailer, has sent a shiver through the UK retail sector with a profit warning that highlighted a slow down in consumer spending across the high street, sending its shares over 4 pct lower.

In its third quarter trading statement on Jan 19 the group had projected a year to March 31 2005 operating profit for its core Boots The Chemists chain of 490-500 mln stg. It had flagged an expectation of subdued consumer spending but today conceded trading has since deteriorated even further that it had anticipated.

'This reflects the slow down in consumer spending across the high street,' Boots said, clearly laying the blame for the profit shortfall on the consumer background rather than any company specific issues.

The group, which is facing intense competition from the supermarkets and high street discounters, now expects full year operating profit at the 1400-outlet BTC of 465-475 mln stg, reflecting the poorer outlook and slightly higher operating costs.

In its third quarter to Dec 31 2004 BTC's sales on a like-for-like basis, which strips out the impact of new stores, increased 2.6 pct, having been up 4.4 pct and 3.3 pct in the first and second quarters respectively.

Analysts reckon like-for-likes in the fourth quarter are running in negative territory.

The revised BTC guidance means group pretax profit forecasts for the year came down 5 pct to about 470-485 mln stg from 500-510 mln stg.

Analysts also cut forecasts for the year to March 31 2006 to 510-525 mln stg from 550-575 mln stg to take account of the weaker BTC revenue outlook.

The warning piles the pressure on chief executive Richard Baker, who joined the retailer from Asda in September 2003. He has put in place a strategy of reinvesting in systems, infrastructure and stores while repositioning on prices to drive sales.

UBS noted that February can be a strange month, being seasonally light and between January clearance and Easter/spring.

'Nonetheless, this is not the first disappointment from BTC and we find the guidance of higher costs somewhat perplexing,' the Swiss broker told clients, repeating its 'neutral' recommendation.

Nick Bubb, analyst at Evolution Securities, downgraded his stance to 'reduce' from 'add'. He said Boots' warning raises 'credibility issues' over its management, noted 'it must mean bad trading at the likes of Marks & Spencer and Next etc as well', and suggested it could impact on Woolworths' chances of getting a higher bid from venture capitalists Apax.

Richard Ratner of Seymour Pierce noted that share prices of retailers remain high on the back of bid rumours across the whole sector. He suggested that if sales continue to remain weak the banks could start to change their opinion on lending to venture capitalists looking to purchase retail businesses.

At 12.24 pm shares in Boots were down 28-1/2 pence at 635 pence, valuing the group at 4.72 bln stg.

jdd/tc

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	ROUNDUP Boots blames profit warning on consumer slowdown UPDATE
Released	18:07 01-Mar-05
Number	180732.01032005

(Updating with comments from Boots CEO Richard Baker)

LONDON (AFX) - Boots Group PLC, the health and beauty retailer, today sent a shiver through the UK retail sector with a profit warning that highlighted a slowdown in consumer spending across the high street, sending its shares over 4 pct lower.

In its third quarter to Dec 31 2004 trading statement, published on Jan 19, the group had projected a year to March 31 2005 operating profit for its core 1400-outlet Boots The Chemists chain of 490-500 mln stg and flagged an expectation of subdued consumer spending. However today Boots conceded trading had deteriorated even further than it had anticipated.

The retailer, which is facing intense competition from the supermarkets and high street discounters, now expects BTC to make a full year operating profit of 465-475 mln stg, reflecting the poorer economic outlook and slightly higher operating costs -- higher logistics costs and a slowdown in the reduction of payroll costs.

'This reflects the slowdown in consumer spending across the high street,' Boots maintained, clearly laying the blame for the profit shortfall on the consumer background rather than any company specific issues.

'What we've seen in our own sales figures over the last three or four weeks is that some of our more top-end products have slowed down in their rate of sale, electrical items [in particular] have been a bit slower,' chief executive Richard Baker told AFX News in an interview.

'Customer numbers appear to be relatively stable although the average spend is down. A very early prognosis of that says that people are being very canny with their money and spending very carefully.'

In its third quarter BTC's sales on a like-for-like basis, which strips out the impact of new stores, increased 2.6 pct, having been up 4.4 pct and 3.3 pct in the first and second quarters respectively.

Baker said like-for-likes in the fourth quarter are currently running in negative territory but are less than 1 pct down.

The revised BTC guidance means group pretax profit forecasts for the year came down 5 pct to about 470-485 mln stg from 500-510 mln stg.

Analysts also cut estimates for the year to March 31 2006 to 510-525 mln stg from 550-575 mln stg to take account of the weaker BTC revenue outlook.

The warning piles the pressure on Baker, who joined Boots from Asda in September 2003. He has put in place a strategy of reinvesting in systems, infrastructure and stores while repositioning on prices to drive sales.

Over the course of 2004 BTC cut prices on 3,300 lines by an average of 18 pct. However, Baker has always insisted that Boots has no ambition to lead the market on prices.

Today he said it is too early to say if the tougher consumer environment will necessitate BTC becoming even keener on prices.

'We've got to look carefully at what's going on and understand where the sales are going before we leap to conclusions about what we need to do,' he explained.

Some analysts suggested Baker now has a credibility issue and the CEO admitted he is 'not happy about where we are'.

'We have got to redouble our efforts to keep making sure we're competitively priced, that we've got strong promotional offers and we've got all the product in stock that our customers want us to have,' he said.

'There's no room at all for complacency. I think that's the same for all retailers, it's tough times.'

UBS noted that February can be a strange month, being seasonally light and between January clearance and Easter/spring.

'Nonetheless, this is not the first disappointment from BTC and we find the guidance of higher costs somewhat perplexing,' the Swiss broker told clients, repeating its 'neutral' recommendation.

Nick Bubb, analyst at Evolution Securities, downgraded his stance to 'reduce' from 'add'. He said Boots' warning 'must mean bad trading at the likes of Marks & Spencer and Next as well' and suggested it could impact on Woolworths' chances of getting a higher bid from venture capitalists Apax.

Richard Ratner of Seymour Pierce noted that share prices of retailers remain high on the back of bid rumours across the whole sector. He suggested that if sales continue to remain weak the banks could start to change their opinion on lending to venture capitalists looking to purchase retail businesses.

Boots shares closed down 27-1/2 pence, or 4 pct, at 636, valuing the group at 4.73 bln stg.

james.davey@afxnews.com

jdd/ma

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 03-Mar-05
Number	3229J

3rd March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd March 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 633.7558p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:06 04-Mar-05
Number	3643J

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

NA
6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 4th March 2005

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Notification received following holding going below 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....4th March 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:45 04-Mar-05
Number	3732J

4th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th March 2005, Boots Group PLC acquired 100,000 Ordinary shares in the company for cancellation. The price paid was 628.83p per ordinary share.

END

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots says looking to boost advisory team
Released	16:33 06-Mar-05
Number	163324.06032005

LONDON (AFX) - Boots Group PLC, the beleaguered UK health and beauty retailer that issued a profits warning last week, said it was looking to beef up its investment banking advisory team.

Confirming a report in the Sunday Times, a spokesman for Boots told AFX News that it was considering appointing another investment house to work alongside current house broker Merrill Lynch.

'That is definitely an option we're considering,' said the spokesman. 'We feel that we're a little bit out of kilter as most other FTSE 100 companies have joint house brokers.'

sd/ra

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:12 07-Mar-05
Number	4226J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

51

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£ 6.718

13) Date of transaction

4th February 2005

14) Date company informed

7th March 2005 (Notified by Administrators)

15) Total holding following this notification

179,751

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....7th March 2005............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	18:25 08-Mar-05
Number	5007J

8th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th March 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 626.3572p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:34 10-Mar-05
Number	6099J

10th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th March 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 616.7125p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Boots Management Change
Released	07:00 14-Mar-05
Number	6835J

RNS Number:6835J
Boots Group PLC
13 March 2005

Management Change

Boots Group PLC today announced Howard Dodd's intention to resign from his position as Chief Financial Officer and director and to leave the Company. He has agreed to remain in post until at least the publication of the Company's full year results on 19th May 2005.

The Company will now commence the process of finding his successor.

Richard Baker, Chief Executive, comments: "I would like to thank Howard for all his hard work and important contribution to the Company over the past three years. I have worked well with him and respect his decision. I wish him well for the future."

Howard Dodd said: "I have enjoyed the past three years at Boots. I have been considering this decision since the turn of the year. I will now fulfil my commitment to complete this year's financial results and support Richard in an orderly transition."

- Ends -

Notes to Editors:
Howard Dodd, 45, joined Boots as Chief Financial Officer on 1st April 2002.

For further information please contact:
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:08 14-Mar-05
Number	7358J

14th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th March 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 612.2p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:15 16-Mar-05
Number	8568J

16th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th March 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 611.56p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:06 17-Mar-05
Number	9091J

17th March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th March 2005, Boots Group PLC acquired 250,000 Ordinary shares in the company for cancellation. The price paid was 613.01p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:50 21-Mar-05
Number	0303K

21st March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st March 2005, Boots Group PLC acquired 350,000 Ordinary shares in the company for cancellation. The price paid was 614.8p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:23 22-Mar-05
Number	0957K

22nd March 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd March 2005, Boots Group PLC acquired 320,000 Ordinary shares in the company for cancellation. The price paid was 619.9511p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:24 23-Mar-05
Number	1523K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

619p

13) Date of transaction

21st March 2005

14) Date company informed

23rd March 2005 (Notified by Administrators)

15) Total holding following this notification

179,772

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd March 2005.........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

619p

13) Date of transaction

21st March 2005

14) Date company informed

23rd March 2005 (Notified by Administrators)

15) Total holding following this notification

185,462

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making

this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.... 23rd March 2005.........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:18 23-Mar-05
Number	1604K

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd March 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 617.8531p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:41 24-Mar-05
Number	1837K

On 23rd March 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 34,862 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.14. This represents approximately 0.0047% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 34,862.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:59 24-Mar-05
Number	2286K

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th March 2005, Boots Group PLC acquired 100,000 Ordinary shares in the company for cancellation. The price paid was 616.456p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Notice of Share Buyback
Released	10:42 31-Mar-05
Number	3923K

RNS Number:3923K
Boots Group PLC
31 March 2005

Boots Group PLC
Close Period Share Repurchase Programme

Boots Group PLC ('Boots') announces today that it will commence an irrevocable, non-discretionary programme to purchase Boots Ordinary Shares on its own behalf, for cancellation during its close period which commences on 1st April 2005 and ends on 19th May 2005.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Boots' general authority to repurchase shares and Chapter 15 of the Listing Rules, which required that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of Boots Ordinary Shares for the five dealing days preceding the date of purchase.

- ends -

For further information please contact:

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

Investors
Chris Laud
Tel: +44 (0) 115 968 7080
Mobile: +44 (0) 7811 460611

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:09 05-Apr-05
Number	6348K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

7,646

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

3,130

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

Acquisition price = Nil
Sale price = £6.2456

13) Date of transaction

29th March 2005

14) Date company informed

5th April 2005 (Notified by Administrators)

15) Total holding following this notification

182,332

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification....5th April 2005................................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:02 05-Apr-05
Number	6563K

BOOTS GROUP PLC

5th April 2005

NOTIFICATION OF DIRECTORS INTERESTS

As at 5th April 2005, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of Boots Group PLC incorporated in Jersey) ("the Company"), has reduced by 38,258 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman and Mr. H. Dodd.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 884,612 representing approximately 0.1211% of the current issued ordinary share capital of the Company.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading & Corp Dev Update
Released	07:00 07-Apr-05
Number	7406K

RNS Number:7406K
Boots Group PLC
07 April 2005

Trading and corporate development update

- BTC Q4 total sales +1.1%; -0.9% Like for Like (LFL)
- BTC Q4 underlying LFL +0.7%
- BTC and Group performance for 04/05 expected to be in line with revised market forecasts
- Lower consumer spending and infrastructure costs expected to lead to lower BTC operating profits in 05/06
- Proposed sale of Boots Healthcare International
- Continued return of cash to shareholders

Q4 Trading Update

Boots The Chemists had a difficult fourth quarter with LFL sales down 0.9%. Adjusting for the leap day in February 2004 and other calendar effects underlying LFL is up 0.7%. Although a slow down on the rate of growth seen earlier in the year, it remains ahead of that reported by the BRC.

Q4 sales grew strongly in the core pharmacy and beauty businesses. Sales growth in Health is estimated at 2.8% helped by the continued investment in the pharmacy business, which is expected to be up 3.9%. Beauty and Toiletries sales growth is estimated at 0.5% with the investment in beauty halls and the No7 relaunch helping to offset a difficult quarter in Toiletries. The trends identified in the March update have continued. Sales in Lifestyle are expected to be down 2.0%.

The full year is expected to deliver overall LFL growth of 2.3% with the second half, despite a good Christmas in comparison to other retailers, showing the effects of the consumer slowdown.

Gross margin for the year is estimated to be down 80 bp which is better than guidance given at the start of the year. This is due to the benefits from Getting in Shape, good initial results from better buying and an improved sales mix.

BTC operating profit is expected to be in line with revised market forecasts at around £470m.

Boots Healthcare International sales are estimated to be up 5.7% for the year on a comparable basis with operating profit slightly ahead of current market expectations at around £85m.

Management expect full year Group pre-exceptional pre-tax profits to be in line with revised market expectations at around £475m.

05/06 Planning Assumptions

Management expects that lower consumer spending and higher infrastructure costs are likely to lead to lower operating profits in 2005/06.

Sales growth is expected to remain subdued. With Quarter 4 underlying Like for Like of 0.7% as a guide we expect a Like for Like of between 0-2%. New space is expected to add a further 2% to sales.

Gross margin is anticipated to be broadly stable year on year which will allow continued investment in lower prices in competitive markets where there is growing demand for value. Better buying and mix management are expected to broadly balance the cost of this price investment.

Operating costs are expected to be up 6% year on year as a result of the ongoing effect of renewing the operating infrastructure of the business and adding space on the Edge of Town. Underlying costs remain tightly controlled with the benefits from Getting in Shape and other productivity improvements offsetting inflation and the costs of selling higher volumes.

Proposed Sale of Boots Healthcare International (BHI)

The Board announces the proposed sale of BHI. BHI is a recognised global leader in the over the counter medicines business with brands such as Nurofen, Strepsils and Clearasil.

BHI is entering the final year of a successful 4 year growth strategy which has seen profits increase significantly from £50m to over £80m. Tremendous value has been created over that period. The organic prospects for growth remain strong and the business has significant potential. However, the global OTC market is consolidating and it is believed that BHI's future will be better outside the Group. Its sale would also allow fuller focus on modernising BTC.

Market conditions are good to realise full value for shareholders. The sale process will be launched shortly and is expected to complete within the current financial year.

The intention is to return a significant proportion of the proceeds to shareholders.

Goldman Sachs have been appointed to advise on the disposal.

Proposed sale and leaseback

Boots The Chemists is shortly to commence the marketing of 300 of its small stores, typically in market towns for sale and leaseback. The proceeds of the sale are expected to be in the region of £250m and marketing activity will commence this month with an aim of completing over the summer. The proceeds will be used to pay down short term borrowings and the transaction will be broadly earnings per share neutral.

Capital structure and shareholder returns

The Group maintains its ongoing commitment to deliver value and returns to shareholders through returning surplus cash where appropriate. £1.7bn has been returned over the last three years through the combination of buybacks and dividends.

Building on the very substantial returns in recent years, shareholders will also benefit from the return of a significant proportion of the BHI sale proceeds and the completion of the existing £700m share buyback programme. The first £350m tranche of the existing buyback programme is nearing completion and the remaining £350m will be returned over the next two to three years in line with BTC performance.

Alongside the sale of BHI, the overall capital structure of the Group will

continue to be managed to determine the most appropriate balance sheet for the ongoing BTC business whilst maintaining a strong investment grade rating.

Commenting on the announcement Chief Executive, Richard Baker, said:

"The final quarter's trading reflected the general slowdown in UK retail. It is clear that we are now, and will be for the foreseeable future, operating in a much more difficult trading environment in which sales growth will be hard fought for and cost pressures will continue to rise. This will impact the Group's performance in the short term. However these tougher trading conditions only underline the need for us to continue with the significant range of initiatives to improve our competitive position and to deliver the modernisation of the business's operations.

"We have made significant progress already, but as I stated when I joined the company, there is still much to do and there will be no quick fixes. We have started to tackle the major issues facing the company. If we were to have any chance of competing effectively in the medium term we needed to reduce prices on core lines. This we have done and will continue to do so, with improved buying terms and the benefits of Getting in Shape mitigating the impact of this. We now open to suit our customer's needs and are making the necessary investment in new stores to address our lack of presence out of town. Our systems were inefficient and becoming obsolete. We have been re-engineering our supply chain to improve availability and efficiencies, whilst handling higher volumes. We have renewed every till across the chain and have overhauled our financial and management information systems through the introduction of an SAP Backbone system. We have also made cost efficiency a way of life, with the getting in shape programme reducing headcount by over 1,000 people and contributing over £110m to cost reduction and gross margin improvement across the Group.

"I would be the first to acknowledge the many challenges that Boots faces in addressing its legacy, and the highly competitive environment in which it operates. It has been tough for both our people and our shareholders to face the reality that BTC was operating an unsustainable model. Re-investment was minimal and profits were inflated by unrealistic pricing. We are now tackling these issues.

"We must not lose sight of the many strengths on which BTC's future is being built. We have a rejuvenated, growing pharmacy business which customers trust, complemented by a strong beauty and cosmetics business. We are competing strongly in the core toiletries area and holding market shares. Our own brands offer the opportunity to drive growth and margins. We are building better systems, greater efficiencies and swifter responses to our customers needs. We continue to generate substantial profits and cash for the benefit of our shareholders. I have every confidence in the future for Boots."

- ENDS -

Chief Executive, Richard Baker and Chief Financial Officer, Howard Dodd, will host an analyst briefing this morning at 09.30 BST at:

The City Presentation Centre
4 Chiswell Street
Finsbury Square
London
EC1Y 4UP

There will be a live audiocast of the presentation on the corporate website at www.boots-plc.com.

For further information please contact:

Investor Relations Media

Chris Laud
Tel: +44 (0)20 7628 5646
(until 1.00 pm)
Mobile: +44 (0) 7811 460611
(after 1.00 pm)

Donal McCabe
Tel: +44 (0)20 7628 5646
(until 1.00 pm)
Mobile: +44 (0)7769 690618
(after 1.00 pm)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 07-Apr-05
Number	7972K

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 613.8133p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 11-Apr-05
Number	9148K

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 642.2975p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Change of Adviser
Released	10:00 12-Apr-05
Number	9214K

RNS Number:9214K
Boots Group PLC
12 April 2005

Boots Group Advisors announcement

Boots Group PLC ('Boots') announces today that it has appointed UBS as joint broker to work alongside its existing corporate broker, Merrill Lynch.

\- ends -

For further information please contact:

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

Investors
Chris Laud
Tel: +44 (0) 115 968 7080
Mobile: +44 (0) 7811 460611

END

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status list

Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Holding(s) in Company		11:56 12 Apr 05

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	103,943
BARCLAYS CAPITAL NOMINEES LIMI	676,960
BARCLAYS CAPITAL SECURITIES LT	2,000,000
BARCLAYS TRUST CO & OTHERS	31,645
BARCLAYS TRUST CO AS EXEC/ADM	23,714
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO R69	182,672
BNP PARIBAS	667
CHASE NOMINEES LTD 16376	423,041
CHASE NOMINEES LTD 21359	268,896
CIBC MELLON GLOBAL SECURITIES	394
CLYDESDALE NOMINEES HGB0125 00703310	775
INVESTORS BANK AND TRUST CO.	18,738
INVESTORS BANK AND TRUST CO.	177,110
INVESTORS BANK AND TRUST CO.	1,007,166
INVESTORS BANK AND TRUST CO.	8,642
INVESTORS BANK AND TRUST CO.	6,507
INVESTORS BANK AND TRUST CO	351,005
INVESTORS BANK AND TRUST CO	54,657
INVESTORS BANK AND TRUST CO.	182

INVESTORS BANK AND TRUST CO.	3,788,931
INVESTORS BANK AND TRUST CO.	371,732
INVESTORS BANK AND TRUST CO.	10,303
INVESTORS BANK AND TRUST CO.	158,895
INVESTORS BANK AND TRUST CO.	1,376,630
INVESTORS BANK AND TRUST CO.	21,456
INVESTORS BANK AND TRUST CO.	140,144
JP MORGAN (BGI CUSTODY) 16331	240,065
JP MORGAN (BGI CUSTODY) 16338	46,437
JP MORGAN (BGI CUSTODY) 16341	429,806
JP MORGAN (BGI CUSTODY) 16342	96,446
JP MORGAN (BGI CUSTODY) 16400	7,919,423
JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 18409	340,697
JPMORGAN CHASE BANK	125,428
JPMORGAN CHASE BANK	50,534
JPMORGAN CHASE BANK	22,725
JPMORGAN CHASE BANK	99,197
JPMORGAN CHASE BANK	31,938
JPMORGAN CHASE BANK	84,092
JPMORGAN CHASE BANK	7,171
JPMORGAN CHASE BANK	6,422
JPMORGAN CHASE BANK	20,363
JPMORGAN CHASE BANK	163,683
JPMORGAN CHASE BANK	102,046
JPMORGAN CHASE BANK	404,268
JPMORGAN CHASE BANK	7,771
JPMORGAN CHASE BANK	50,117
JPMORGAN CHASE BANK	1,235
MELLON TRUST -BOSTON & SF	102,431
MELLON TRUST -BOSTON & SF	996
MELLON TRUST OF NEW ENGLAND	1,244
MITSUBISHI TRUST INTERNATIONAL	4,950
NORTHERN TRUST BANK -BGI SEPA	330
NORTHERN TRUST BANK -BGI SEPA	1,348
NORTHERN TRUST BANK -BGI SEPA	1,594
R C GREIG NOMINEES LIMITED A/C BL1	68,342
R C GREIG NOMINEES LIMITED A/C CM1	13,829
R C GREIG NOMINEES LIMITED GP1 GP1	90,414
R C GREIG NOMINEES LIMITED SA1 SA1	21,392
REFLEX NOMINEES LIMITED	779
STATE STREET	1,679
STATE STREET	12,853
STATE STREET BOSTON	525,892
STATE STREET BOSTON	63,771
WELLS FARGO SEATTLE -WIRE BAN	12,709
ZEBAN NOMINEES LIMITED	112,357

	22,539,734

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 12th April 2005

12) Total holding following this notification

22,539,734

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information

Notification received following holding reaching 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....12th April 2005....

END

 

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	11:56 12-Apr-05
Number	9434K

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	103,943
BARCLAYS CAPITAL NOMINEES LIMI	676,960
BARCLAYS CAPITAL SECURITIES LT	2,000,000
BARCLAYS TRUST CO & OTHERS	31,645
BARCLAYS TRUST CO AS EXEC/ADM	23,714
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO R69	182,672
BNP PARIBAS	667
CHASE NOMINEES LTD 16376	423,041
CHASE NOMINEES LTD 21359	268,896
CIBC MELLON GLOBAL SECURITIES	394
CLYDESDALE NOMINEES HGB0125 00703310	775
INVESTORS BANK AND TRUST CO.	18,738
INVESTORS BANK AND TRUST CO.	177,110
INVESTORS BANK AND TRUST CO.	1,007,166
INVESTORS BANK AND TRUST CO.	8,642
INVESTORS BANK AND TRUST CO.	6,507
INVESTORS BANK AND TRUST CO	351,005
INVESTORS BANK AND TRUST CO	54,657
INVESTORS BANK AND TRUST CO.	182
INVESTORS BANK AND TRUST CO.	3,788,931
INVESTORS BANK AND TRUST CO.	371,732
INVESTORS BANK AND TRUST CO.	10,303
INVESTORS BANK AND TRUST CO.	158,895
INVESTORS BANK AND TRUST CO.	1,376,630
INVESTORS BANK AND TRUST CO.	21,456
INVESTORS BANK AND TRUST CO.	140,144
JP MORGAN (BGI CUSTODY) 16331	240,065
JP MORGAN (BGI CUSTODY) 16338	46,437
JP MORGAN (BGI CUSTODY) 16341	429,806

JP MORGAN (BGI CUSTODY) 16342	96,446
JP MORGAN (BGI CUSTODY) 16400	7,919,423
JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 18409	340,697
JPMORGAN CHASE BANK	125,428
JPMORGAN CHASE BANK	50,534
JPMORGAN CHASE BANK	22,725
JPMORGAN CHASE BANK	99,197
JPMORGAN CHASE BANK	31,938
JPMORGAN CHASE BANK	84,092
JPMORGAN CHASE BANK	7,171
JPMORGAN CHASE BANK	6,422
JPMORGAN CHASE BANK	20,363
JPMORGAN CHASE BANK	163,683
JPMORGAN CHASE BANK	102,046
JPMORGAN CHASE BANK	404,268
JPMORGAN CHASE BANK	7,771
JPMORGAN CHASE BANK	50,117
JPMORGAN CHASE BANK	1,235
MELLON TRUST -BOSTON & SF	102,431
MELLON TRUST -BOSTON & SF	996
MELLON TRUST OF NEW ENGLAND	1,244
MITSUBISHI TRUST INTERNATIONAL	4,950
NORTHERN TRUST BANK -BGI SEPA	330
NORTHERN TRUST BANK -BGI SEPA	1,348
NORTHERN TRUST BANK -BGI SEPA	1,594
R C GREIG NOMINEES LIMITED A/C BL1	68,342
R C GREIG NOMINEES LIMITED A/C CM1	13,829
R C GREIG NOMINEES LIMITED GP1 GP1	90,414
R C GREIG NOMINEES LIMITED SA1 SA1	21,392
REFLEX NOMINEES LIMITED	779
STATE STREET	1,679
STATE STREET	12,853
STATE STREET BOSTON	525,892
STATE STREET BOSTON	63,771
WELLS FARGO SEATTLE -WIRE BAN	12,709
ZEBAN NOMINEES LIMITED	112,357

	22,539,734

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 12th April 2005

12) Total holding following this notification

22,539,734

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information

Notification received following holding reaching 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....12th April 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:50 12-Apr-05
Number	9690K

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th April 2005, Boots Group PLC acquired 150,000 Ordinary shares in the company for cancellation. The price paid was 649.5333p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:28 13-Apr-05
Number	0306L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 649.01p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:37 14-Apr-05
Number	0701L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 14th April 2005

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Notification received following holding going below 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....14th April 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:38 14-Apr-05
Number	0924L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 637.8312p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 15-Apr-05
Number	1455L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th April 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 638.4659p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	11:56 18-Apr-05
Number	1759L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	1,303,079
Chase Nominees Ltd	20,172,099
Citibank Nominees Ltd	251,527
Clydesdale Bank PLC	731,470
Euroclear	6,739
HSBC	769,810
Mellon Bank	1,655,089
Merrill Lynch	972,855
Northern Trust Company	939,565
Royal Trust Corp of Canada	185,952
State Street Nominees Limited	2,631,463
	29,619,648

NA
6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 18th April 2005

12) Total holding following this notification

29,619,648

13) Total percentage holding of issued class following this notification

4.0525%

14) Any additional information

Notification received following holding going above 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....18th April 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 18-Apr-05
Number	2063L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 633.7577p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	17:25 18-Apr-05
Number	2005041800

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000,000.00
MATURING: 19-Oct-2007
ISSUE DATE: 19-Oct-2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2005 TO 19-Jul-2005 HAS BEEN FIXED AT 2.486000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 19-Jul-2005 WILL AMOUNT TO
EUR 6.28 PER EUR 1,000.00 DENOMINATION.
EUR 62.84 PER EUR 10,000.00 DENOMINATION.
EUR 628.41 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:09 19-Apr-05
Number	2455L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	103,943
BARCLAYS CAPITAL NOMINEES LIMI	1,192,732
BARCLAYS CAPITAL SECURITIES LT	1,000,000
BARCLAYS TRUST CO & OTHERS	31,645
BARCLAYS TRUST CO AS EXEC/ADM	23,714
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO E99	2,726
BARCLAYS TRUST CO R69	182,672
CHASE NOMINEES LTD 16376	423,041
CHASE NOMINEES LTD 21359	268,896
CLYDESDALE NOMINEES HGB0125 00703310	775
INVESTORS BANK AND TRUST CO.	1,007,166
INVESTORS BANK AND TRUST CO.	371,732
INVESTORS BANK AND TRUST CO	54,657
INVESTORS BANK AND TRUST CO.	3,788,931
INVESTORS BANK AND TRUST CO.	177,110
INVESTORS BANK AND TRUST CO.	8,642
INVESTORS BANK AND TRUST CO	351,005
INVESTORS BANK AND TRUST CO.	21,456
INVESTORS BANK AND TRUST CO.	10,303
INVESTORS BANK AND TRUST CO.	1,376,630
INVESTORS BANK AND TRUST CO.	158,895
INVESTORS BANK AND TRUST CO.	142,910
JP MORGAN (BGI CUSTODY) 16331	240,065
JP MORGAN (BGI CUSTODY) 16338	46,437
JP MORGAN (BGI CUSTODY) 16341	429,806
JP MORGAN (BGI CUSTODY) 16342	96,446
JP MORGAN (BGI CUSTODY) 16400	7,919,423
JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 18409	340,697

JPMORGAN CHASE BANK	50,117
JPMORGAN CHASE BANK	7,771
JPMORGAN CHASE BANK	1,235
JPMORGAN CHASE BANK	22,725
JPMORGAN CHASE BANK	31,938
JPMORGAN CHASE BANK	7,171
JPMORGAN CHASE BANK	20,363
JPMORGAN CHASE BANK	6,422
JPMORGAN CHASE BANK	99,197
JPMORGAN CHASE BANK	102,046
JPMORGAN CHASE BANK	84,092
JPMORGAN CHASE BANK	404,268
JPMORGAN CHASE BANK	163,683
JPMORGAN CHASE BANK	125,428
MELLON TRUST -BOSTON & SF	102,431
MITSUBISHI TRUST INTERNATIONAL	4,950
R C GREIG NOMINEES LIMITED A/C BL1	67,742
R C GREIG NOMINEES LIMITED A/C CM1	13,829
R C GREIG NOMINEES LIMITED GP1 GP1	90,634
R C GREIG NOMINEES LIMITED SA1 SA1	20,897
REFLEX NOMINEES LIMITED	779
STATE STREET	12,853
STATE STREET	1,679
STATE STREET BOSTON	63,771
STATE STREET BOSTON	525,892
WELLS FARGO SEATTLE -WIRE BAN	12,709
ZEBAN NOMINEES LIMITED	112,357

	21,977,589

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 19th April 2005

12) Total holding following this notification

21,977,589

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

Notification received following holding reaching 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....19th April 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:06 19-Apr-05
Number	2631L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 630.54p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 20-Apr-05
Number	3219L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 633.15p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:16 21-Apr-05
Number	3839L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 633.167p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:59 22-Apr-05
Number	4363L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd April 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 627.0395p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:46 25-Apr-05
Number	4862L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

633.5p

13) Date of transaction

22nd April 2005

14) Date company informed

25th April 2005 (Notified by Administrators)

15) Total holding following this notification

179,792

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th April 2005.........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

633.5p

13) Date of transaction

22nd April 2005

14) Date company informed

25th April 2005 (Notified by Administrators)

15) Total holding following this notification

182,352

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7004

this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.... 25th April 2005..........................

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:58 25-Apr-05
Number	4940L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th April 2005, Boots Group PLC acquired 280,000 Ordinary shares in the company for cancellation. The price paid was 622.7536p per ordinary share.

END

END



Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:46 26-Apr-05
Number	5604L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th April 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 623.3208p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:40 27-Apr-05
Number	6184L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th April 2005, Boots Group PLC acquired 500,000 Ordinary shares in the company for cancellation. The price paid was 612.1343p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:51 28-Apr-05
Number	6866L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th April 2005, Boots Group PLC acquired 500,000 Ordinary shares in the company for cancellation. The price paid was 602.8654p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:27 29-Apr-05
Number	7362L

On 29th April 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 1,801 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.15. This represents approximately 0.0002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 1,801.

END

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SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
192
SECTION

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:49 29-Apr-05
Number	7552L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th April 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 601.1331p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 03-May-05
Number	8195L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd May 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 596.61p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:19 04-May-05
Number	8974L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th May 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 589.7978p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 05-May-05
Number	9555L

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th May 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 594.2463p per ordinary share.

END

END

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Regulatory Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 06-May-05
Number	0135M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th May 2005, Boots Group PLC acquired 400,000 Ordinary shares in the company for cancellation. The price paid was 586.29p per ordinary share.

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:50 09-May-05
Number	0701M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th May 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 592.1547p per ordinary share.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 10-May-05
Number	1362M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th May 2005, Boots Group PLC acquired 350,000 Ordinary shares in the company for cancellation. The price paid was 590.1323p per ordinary share.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:53 11-May-05
Number	1967M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th May 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 591.8p per ordinary share.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:00 12-May-05
Number	2559M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th May 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 594.53p per ordinary share.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:08 13-May-05
Number	3134M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th May 2005, Boots Group PLC acquired 150,000 Ordinary shares in the company for cancellation. The price paid was 591.7831p per ordinary share.

END

END

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G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029





Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only







Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	450,000	350,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	28/01/05	31/01/05	01/02/05
Maximum prices paid § for each share	£6.757091	£6.737719	£6.704957
Minimum prices paid § for each share	£6.757091	£6.737719	£6.704957

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	8,764,501.16
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	43,825.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 4/2/05

Presentor's name address and reference (if any) :

For official Use

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

* Boots Group PLC

Note

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	200,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	02/02/05	03/02/05	04/02/05
Maximum prices paid § for each share	£6.670583	£6.717009	£6.6439
Minimum prices paid § for each share	£6.670583	£6.717009	£6.6439

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,676,529.49
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	33,385.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

For official Use

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	300,000	175,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	25/01/05	26/01/05	27/01/05
Maximum prices paid § for each share	£6.6712	£6.715037	£6.702491
Minimum prices paid § for each share	£6.6712	£6.715037	£6.702491

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£ 4,528,472.56
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 22,645.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any)

For official Use

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	200,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	07/02/05	08/02/05	07/02/2005
Maximum prices paid § for each share	£6.657576	£6.695125	£6.779964
Minimum prices paid § for each share	£6.657576	£6.695125	£6.779964

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,020,318.64
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	20,105.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 8 March 2005

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	200,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	17/02/05	21/02/05	22/02/05
Maximum prices paid § for each share	£6.910925	£6.891625	£6.886561
Minimum prices paid § for each share	£6.910925	£6.891625	£6.886561

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,800,407.42
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	£19,005.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 8 March 2005

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares




169

CHFP029




Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.





Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	650,000	400,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	11/02/05	14/02/05	15/02/2005
Maximum prices paid § for each share	£6.828214	£6.829035	£6.841125
Minimum prices paid § for each share	£6.828214	£6.829035	£6.841125

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	9,579,548.45
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	47,900.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 8 March 2005

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



COMPANIES FORM No. 169

Return by a company purchasing its own shares



169
FIFTEEN THOUSAND POUNDS
THREE THOUSAND POUNDS
FIVE HUNDRED POUNDS
FIFTEEN POUNDS

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	200,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/02/05	25/02/05	28/02/05
Maximum prices paid § for each share	£6.850921	£6.784025	£6.711622
Minimum prices paid § for each share	£6.850921	£6.784025	£6.711622

§ A private company is not required to give this informaton

£18630 TR Pos RSP 13/4

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,725,385.31
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	18,630.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Sfenwell Designation ‡ asst sec Date 31.3.5.

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



A8O214TC
A42
COMPANIES HOUSE
0538
28/04/05

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169







CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Boots Group PLC




Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	250,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	02/03/05	03/03/05	08/03/05
Maximum prices paid § for each share	£6.733523	£6.66887	£6.337558
Minimum prices paid § for each share	£6.733523	£6.66887	£6.337558

§ A private company is not required to give this informaton

£19655
TK-Pos
Ksp
13/4

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,930,849.74
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	19,655.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 31.3.5

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



A8D284TP
A42
COMPANIES HOUSE
0539
28/04/05



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


FIFTEEN THOUSAND POUNDS

in the space below.
For Inland Revenue use only.


FIVE HUNDRED POUNDS



Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	200,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	09/03/05	11/03/05	15/03/05
Maximum prices paid § for each share	£6.2883	£6.167125	£6.263572
Minimum prices paid § for each share	£6.2883	£6.167125	£6.263572

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,119,644.86
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	15,600.00

£15606
TR
POS
RSP
13/4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 31.3.5

Presentor's name address and reference (if any) :

For official Use
General Section

Post room


A5O1Z4TN
A42
COMPANIES HOUSE
0540
28/04/05

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	250,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	17/03/05	21/03/05	22/03/05
Maximum prices paid § for each share	£6.122	£6.1156	£6.1301
Minimum prices paid § for each share	£6.122	£6.1156	£6.1301

§ A private company is not required to give this information

£22995
TR Pos
RSP
13/4

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,598,815.89
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	22,995.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 31.3.5

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



A8O1Y4TM
A42
COMPANIES HOUSE
0541
28/04/05



288c

Please complete in typescript, or in bold black capitals.

CHFP029

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4452715

Company Name in full Boots Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 19 Month 04 Year 2005

Name *Style / Title: Ms — *Honours etc:

Forename(s): Helene

Surname: Ploix

† Date of birth — Day 25 Month 09 Year 1944

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

D90, 1 Thane Road West

Post town: Nottingham

County / Region:

Postcode: NG90 1BS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order ' ted under the p. visions of section 723B of the Companies Act 1985 

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/4/05

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, NG2 3AA

Tel

DX number 712061 DX exchange BEESTON 2

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales **or**

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002